SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 000-21742

Acergy S.A.

(Translation of registrant’s name into English)

200 Hammersmith Road

London, W6 7DL

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached herewith as Exhibit 99.1 is a press release, dated October 14, 2009 whereby Acergy S.A. (“Acergy”) announced results for the third quarter which ended on August 31, 2009.

Highlights

•	Revenue from continuing operations was $558 million (Q3 2008: $639 million)

•	Income from continuing operations was $65 million (Q3 2008: $101 million)

•	Strong cash and cash equivalents position of $807 million driven by good operational cashflow

•	New major contract awards:

•	$260 million four-year contract from Petrobras for use of the Polar Queen

•	$110 million contract offshore Angola for Total and BP

•	SapuraAcergy Joint Venture awarded $170 million contract offshore Australia by Apache, post quarter end

Financial Summary

	Three Months Ended		Nine Months Ended
In $ millions, except share and per share data	Aug.31.09 Unaudited	Aug.31.08 Unaudited	Aug.31.09 Unaudited	Aug.31.08 Unaudited
Revenue from continuing operations	558.3	639.2	1,586.9	1,954.5

Gross profit	115.9	185.6	358.3	503.3

Net operating income from continuing operations	76.9	134.5	229.2	358.1

Income before taxes from continuing operations	95.5	144.0	242.2	356.6

Taxation	(30.8)	(42.8)	(62.4)	(116.8)

Income from continuing operations	64.7	101.2	179.8	239.8

Net income/(loss) from discontinued operations	2.0	11.7	4.8	(24.0)

Net income – total operations	66.7	112.9	184.6	215.8

Per share data (Diluted)

Earnings per share - continuing operations	0.29	0.52	0.89	1.25

Earnings/(loss) per share - discontinued operations	0.01	0.06	0.03	(0.11)

Earnings per share - total operations	0.30	0.58	0.92	1.14

Weighted average number of Common Shares and Common Share equivalents outstanding (m)	183.9	205.9	183.7	208.6

Operating Review

Acergy Northern Europe and Canada – Revenue from continuing operations for the third quarter was $216.6 million (Q3 2008: $278.7 million) reflecting lower activity levels, as anticipated, in an ongoing challenging market environment. Good operational progress was made on Ormen Lange, Dong Nini, Gjoa, Morvin and Deep Panuke, of which the latter remained in early stages. Net operating income from continuing operations for the quarter was $34.1 million (Q3 2008: $88.3 million), reflecting lower activity levels due to current market conditions despite good operational performance across the project portfolio in this segment. The Marathon Volund Project successfully completed offshore operations and commercial settlement negotiations continue.

Acergy Asia and Middle East – Revenue from continuing operations for the third quarter was $43.2 million (Q3 2008: $48.5 million) reflecting good progress on projects, including Bluewater Al

Sheehan, BHP Pyrenees and the Pluto Project, which remained in early stages. Net operating loss from continuing operations was $0.1 million (Q3 2008: net operating income of $6.8 million) due to the one-off cost associated with the dry-docking of the Toisa Proteus relating to hull cleaning. This was partly offset by good project performance on the Pluto Project and completion of the Bluewater Al Sheehan and Van Gogh Projects. The SapuraAcergy Joint Venture delivered a positive contribution during the quarter.

Acergy Africa and Mediterranean – Revenue from continuing operations for the third quarter was $243.7 million (Q3 2008: $233.4 million) reflecting good progress on a number of projects, including EPC4A, Block 15, PazFlor and Angola LNG and a good contribution from Sonamet in the quarter. A number of major projects in this segment remain in early stages. Net operating income from continuing operations for the quarter was $27.2 million (Q3 2008: $20.7 million) reflecting good project performance across the project portfolio, including Block 15, EPC4A, PazFlor and Sonamet.

Acergy North America and Mexico – Revenue from continuing operations for the third quarter was $13.3 million (Q3 2008: $1.1 million) reflecting the contribution from the offshore installation phase of the Perdido Project. Net operating income from continuing operations for the quarter was $4.1 million (Q3 2008: $0.3 million) primarily due to good progress on the cross-regional Frade Project and the Perdido Project which both completed offshore operations during the quarter.

Acergy South America – Revenue from continuing operations for the third quarter was $39.3 million (Q3 2008: $77.3 million) reflecting anticipated lower activity levels partly offset by the three ships on long-term service agreements to Petrobras, which achieved full utilisation during the quarter and the contribution from the Frade Project, which completed its offshore phase. Net operating income from continuing operations for the quarter was $6.5 million (Q3 2008: net operating loss of $3.5 million) arising from good performance on all activities.

Discontinued operations

Net income from discontinued operations for the third quarter was $2.0 million (Q3 2008: $11.7 million) due to the small positive contribution from the Mexilhao Trunkline Project.

Asset Development

The Sonamet Joint Venture remained fully consolidated for the quarter although it continues to be classified as Assets held for sale on the balance sheet at the quarter end. After the completion of the sale and transfer of shares the business will be deconsolidated from Acergy’s financials and its future results will be reported as share of results of associates and joint ventures.

Financial Review

Revenue from continuing operations for the third quarter was $558 million (Q3 2008: $639 million) primarily reflecting lower activity levels in the North Sea and Brazil, as anticipated, partly offset by good activity levels in West Africa and Asia Pacific.

Gross profit was $116 million (Q3 2008: $186 million) reflecting lower activity levels and the current portfolio mix with fewer major deepwater projects in installation phase or completed during the quarter, compared to 2008. This was partially offset by good project execution. Vessel utilisation during the quarter remained good.

Administrative expenses were $56 million (Q3 2008: $64 million) reflecting favourable exchange rate movements and the effect of cost reduction initiatives.

Acergy’s share of results of associates and joint ventures was $17 million (Q3 2008: $13 million) reflecting positive contributions from NKT Flexibles, Seaway Heavy Lifting and SapuraAcergy.

Other gains were $25 million (Q3 2008: $14 million) reflecting the effect of foreign exchange translation primarily on short-term inter-company and cash balances.

Income before taxes from continuing operations for the third quarter was $96 million (Q3 2008: $144 million) reflecting anticipated lower activity levels in the North Sea and Brazil, partly offset by good operational performance and a good contribution from associates and joint ventures.

Taxation for the quarter was $31 million (Q3 2008: $43 million) reflecting an effective tax rate for the quarter of 32% (Q3 2008: 30%) reflecting the current geographical portfolio mix. The underlying effective tax rate for fiscal year 2009 for the Group is approximately 35%.

Income from continuing operations for the third quarter was $65 million (Q3 2008: $101 million). Net income from total operations for the third quarter was $67 million (Q3 2008: $113 million).

The cash and cash equivalents position at the quarter end increased to $807 million (Q2 2009: $696 million) due to strong operational cash generation. Deferred revenue, at the quarter end stood at $320 million (Q2 2009: $264 million).

At quarter end, Acergy S.A. held directly 11,003,758 treasury shares representing 5.64% of the total number of issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.45% of the total number of issued shares. Total shares in issue were 194,953,972, including treasury shares.

Backlog

Backlog for continuing operations as at August 31, 2009 was approximately $2.6 billion, of which $0.6 billion is expected to be executed in the remainder of fiscal year 2009. This backlog figure does not include the backlog relating to associates and joint ventures.

In $ millions as at:	Aug.31.09	May.31.09	Aug.31.08
Backlog (1)	2,628	2,415	3,038
Pre-Backlog (2)	42	99	176

(1)	Backlog excludes amounts related to discontinued operations as of Aug.31.09: $72 million, May.31.09: $77 million, Aug.31.08: $243 million
(2)	Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Trading Outlook

The underlying market fundamentals remain unchanged and the business environment in which we operate remains challenging. Macro economic concerns have resulted in clients continuing to delay the award of large SURF projects and short-term visibility on this market remains poor.

We continue to see progress in the conventional market in West Africa and expect further market awards in the coming quarters.

Based on our current view we expect revenue from continuing operations for fiscal year 2009 to be in line with previous guidance. Subject to the successful outcome of a number of commercial negotiations in the final quarter of fiscal year 2009, we expect to achieve an Adjusted EBITDA margin from continuing operations, above previous guidance, although below the outturn for fiscal year 2008.

While we continue to build backlog for execution in 2010 and beyond, we expect that fiscal year 2010 will see lower revenue and particularly, lower margins due to keener competition for recent and new tenders and the resultant pricing pressures.

The medium-term market fundamentals remain strong driven by increasing field depletion, the need to access new reserves and replenish production. We remain confident that our skills and strengths meet our clients’ strategic needs, particularly in the development of hydrocarbon discoveries secured in challenging acreage. We are well placed, both financially and operationally, to capitalize on asset opportunities should they emerge and to exploit new growth areas when our markets return to growth.

2009 Pre-Close Trading Update

Acergy S.A. intends to publish its Pre-Close Trading Update for fiscal year 2009 on November 25, 2009.

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(In $ millions, except share and per share data)

	Three Months Ended		Nine Months Ended
	Aug 31, 2009 Unaudited	Aug 31, 2008 Unaudited	Aug 31, 2009 Unaudited	Aug 31, 2008 Unaudited

Revenue from continuing operations	558.3	639.2	1,586.9	1,954.5
Operating expenses	(442.4)	(453.6)	(1,228.6)	(1,451.2)

Gross profit	115.9	185.6	358.3	503.3

Administrative expenses	(56.1)	(63.9)	(164.6)	(185.5)
Net other operating (loss) / income	(0.1)	—	—	3.3
Share of results of associates and joint ventures	17.2	12.8	35.5	37.0

Net operating income from continuing operations	76.9	134.5	229.2	358.1

Investment income	1.4	5.0	4.8	13.6
Other gains	25.1	14.4	31.1	9.2
Finance costs	(7.9)	(9.9)	(22.9)	(24.3)

Income before taxes from continuing operations	95.5	144.0	242.2	356.6

Taxation	(30.8)	(42.8)	(62.4)	(116.8)

Income from continuing operations	64.7	101.2	179.8	239.8
Net income / (loss) from discontinued operations	2.0	11.7	4.8	(24.0)

Net income	66.7	112.9	184.6	215.8

Net income / (loss) attributable to:
Equity holders of parent	55.9	112.3	168.7	216.1
Minority interest	10.8	0.6	15.9	(0.3)

Net income	66.7	112.9	184.6	215.8

PER SHARE DATA
Earnings / (loss) per share
Basic
Continuing operations	0.30	0.55	0.90	1.30
Discontinued operations	0.01	0.06	0.02	(0.13)

Net earnings	0.31	0.61	0.92	1.17

Diluted
Continuing operations	0.29	0.52	0.89	1.25
Discontinued operations	0.01	0.06	0.03	(0.11)

Net earnings	0.30	0.58	0.92	1.14

Weighted average number of Common Shares And Common Share equivalents outstanding (m)
Basic	183.0	182.5	182.9	184.6
Diluted	183.9	205.9	183.7	208.6

SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures	34.1	76.8	136.9	191.9
Depreciation and amortisation	33.1	27.8	95.8	79.8

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In $ millions)

	As at August 31, 2009	As at November 30, 2008(1)	As at August 31, 2008
	Unaudited	Audited	Unaudited
ASSETS
Non-current assets
Intangible assets	0.7	3.8	3.7
Property, plant and equipment	845.4	907.6	918.2
Interest in associates and joint ventures	175.1	140.2	152.1
Advances and receivables and other non-current assets	38.0	47.9	52.4
Deferred tax assets	40.4	39.8	57.7

Total non-current assets	1,099.6	1,139.3	1,184.1

Current assets
Inventories	22.0	38.5	40.0
Trade and other receivables(2)	304.7	354.5	500.7
Other current assets	25.1	56.8	28.9
Assets held for sale	243.6	75.5	1.1
Other accrued income and prepaid expenses	219.2	233.5	339.7
Cash and cash equivalents(3)	807.0	573.0	438.6

Total current assets	1,621.6	1,331.8	1,349.0

Total assets	2,721.2	2,471.1	2,533.1

EQUITY
Capital and reserves attributable to equity holders
Issued share capital	389.9	389.9	389.9
Own shares	(225.0)	(229.4)	(233.5)
Paid in surplus	504.2	498.7	497.0
Equity reserve	110.7	110.7	110.7
Translation reserve	(36.0)	(70.4)	6.5
Other reserves	(50.7)	(70.4)	(20.8)
Retained earnings	283.6	158.6	77.0

Equity attributable to equity holders of the parent	976.7	787.7	826.8
Minority interest	25.9	13.7	9.2

Total equity	1,002.6	801.4	836.0

LIABILITIES
Non-current liabilities
Non-current portion of borrowings	411.2	409.2	404.9
Retirement benefit obligation	24.2	21.2	58.7
Deferred tax liabilities	56.1	56.1	34.6
Other non-current liabilities	21.0	69.0	47.3

Total non-current liabilities	512.5	555.5	545.5

Current liabilities
Trade and other payables	545.6	651.6	650.1
Current tax liabilities	114.2	69.1	111.7
Current portion of borrowings	0.2	10.1	20.3
Liabilities directly associated with assets held for sale	173.4	—	—
Other current liabilities	52.8	77.8	42.2
Deferred revenue	319.9	305.6	327.3

Total current liabilities	1,206.1	1,114.2	1,151.6

Total liabilities	1,718.6	1,669.7	1,697.1

Total equity and liabilities	2,721.2	2,471.1	2,533.1

(1)	These figures have been extracted from the Audited Consolidated Financial Statements for 2008.
(2)

As at August 31, 2009 a total of $nil of claims not formally agreed with clients has been included in trade and other receivables. This compares to $nil and $11.2 million of claims included in trade and other receivables as at November 30, 2008 and August 31, 2008 respectively.

(3)	As at August 31, 2009 cash balances of $807.0 million exclude $68.1 million relating to Sonamet which as at this date is classified as an asset held for sale.

ACERGY S.A. AND SUBSIDIARIES

STATEMENT OF MOVEMENT OF RETAINED EARNINGS

FOR NINE MONTHS ENDED AUGUST 31, 2009

(In $ millions)

Balance, November 30, 2008	158.6
Net income for nine months ended August 31, 2009	168.7
Dividend paid	(40.2)
Loss on sale of own shares	(3.5)

Balance, August 31, 2009	283.6

ACERGY S.A. AND SUBSIDIARIES

EARNINGS PER SHARE CALCULATION

(In $ millions, except share and per share data)

	Three Months Ended		Nine Months Ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
Net income attributable to equity holders	55.9	112.3	168.7	216.1
(Income) / loss from discontinued operations	(2.0)	(11.7)	(4.8)	24.0

Net Income from continuing operations	53.9	100.6	163.9	240.1
Interest expense on convertible note	7.5	7.1	22.1	21.2

Adjusted net income from continuing operations including convertible note	61.4	107.7	186.0	261.3

Weighted-average number of common shares:
Basic number of shares	182,995,265	182,523,052	182,901,906	184,565,389

Diluted number of shares	183,895,921	184,680,309	183,685,245	187,322,769
Convertible note dilutive effect	22,016,733	21,258,503	22,016,733	21,258,503

Total diluted number of shares	205,912,654	205,938,812	205,701,978	208,581,272

BASIC
Continuing operations	$0.30	$0.55	$0.90	$1.30
Discontinued operations	$0.01	$0.06	$0.02	$(0.13)

Net Earnings	$0.31	$0.61	$0.92	$1.17

DILUTED excluding convertible note
Continuing operations	$0.29	$0.55	$0.89	$1.28
Discontinued operations	$0.01	$0.06	$0.03	$(0.13)

Net Earnings	$0.30	$0.61	$0.92	$1.15

DILUTED including convertible note
Continuing operations	$0.30	$0.52	$0.91	$1.25
Discontinued operations	$0.01	$0.06	$0.02	$(0.11)

Net Earnings	$0.31	$0.58	$0.93	$1.14

•

For the three months ended August 31 2009 the effect of inclusion of the Convertible note is to increase the diluted EPS from $0.30 to $0.31 (Q3 2008: decrease from $0.61 to $0.58). This is said to be anti-dilutive and is therefore not included in the calculation.

•

For the nine months ended August 31 2009 the effect of inclusion of the Convertible note would be to increase the diluted EPS from $0.92 to $0.93 (Q3 2008: decrease from $1.15 to $1.14). This is said to be anti-dilutive and is therefore not included in the calculation.

ACERGY S.A. AND SUBSIDIARIES

SEGMENTAL ANALYSIS

(In $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: the Acergy Africa and Mediterranean segment (AFMED) covers activities in Africa and the Mediterranean; the Acergy Northern Europe and Canada segment (NEC) includes all activities in Northern Europe, Eastern Canada, Tunisia and Azerbaijan; the Acergy North America and Mexico segment (NAMEX) includes all activities in the United States, Mexico, Central America and Western Canada; the Acergy South America segment (SAM) incorporates activities in South America and the islands of the southern Atlantic Ocean; the Acergy Asia and Middle East segment (AME) includes all activities in Asia Pacific, India and the Middle East (excluding the Caspian Sea) and including the SapuraAcergy joint venture. The Acergy Corporate segment (Corporate) includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction and flowline support ships, ROVs and other mobile assets that are not attributed to any one segment; management of offshore personnel; captive insurance activities; and Management and corporate services provided for the benefit of the whole Group, including design engineering, finance and legal departments.

Three months ended August 31, 2009 (In $ millions)	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM	Acergy Corporate	Total – Continuing operations

Revenue(1)	216.6	43.2	243.7	13.3	39.3	2.2	558.3
Net operating income/(loss)	34.1	(0.1)	27.2	4.1	6.5	5.1	76.9
Investment income							1.4
Other gains							25.1
Finance costs							(7.9)

Net income before taxation from continuing operations							95.5

Three months ended August 31, 2008 (In $ millions)	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM	Acergy Corporate	Total – Continuing operations

Revenue(1)	278.7	48.5	233.4	1.1	77.3	0.2	639.2
Net operating income/(loss)	88.3	6.8	20.7	0.3	(3.5)	21.9	134.5
Investment income							5.0
Other gains							14.4
Finance costs							(9.9)

Net income before taxation from continuing operations							144.0

Nine months ended August 31, 2009 (In $ millions)	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM	Acergy Corporate	Total – Continuing operations

Revenue(1)	485.3	144.0	679.6	46.8	225.3	5.9	1,586.9
Net operating income	31.1	27.4	105.9	16.8	24.3	23.7	229.2
Investment income							4.8
Other gains							31.1
Finance costs							(22.9)

Net income before taxation from continuing operations							242.2

Nine months ended August 31, 2008 (In $ millions)	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM	Acergy Corporate	Total – Continuing operations

Revenue(1)	617.0	135.8	968.2	2.6	229.2	1.7	1,954.5
Net operating income	126.6	12.3	160.9	6.6	15.2	36.5	358.1
Investment income							13.6
Other gains							9.2
Finance costs							(24.3)

Net income before taxation from continuing operations							356.6

(1)

Two clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the quarter ended August 31, 2009. The revenue from these clients was $283 million and was attributable to Acergy AFMED and Acergy NEC. Two clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the nine months ended August 31, 2009. The revenue from these clients was $594 million and was attributable to Acergy AFMED and Acergy NEC. Two clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the quarter ended August 31, 2008. The revenue from these clients was $258 million and was attributable to Acergy AFMED and Acergy NEC. Two clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the nine months ended August 31, 2008. The revenue from these clients was $804 million and was attributable to Acergy AFMED and Acergy NEC.

The following information, attached herewith as Exhibit 99.2, was used by Acergy in connection with the earnings presentation for the third quarter which ended on August 31, 2009.

Third Quarter Highlights

•	Result reflects excellent operational performance, strong client relationships and good execution of projects awarded in previous years when business conditions were more favourable

•	Continuing operations:

•	Revenue of $558 million

•	Net income of $65 million

•	Diluted EPS of $0.29

•	Strong cash and cash equivalents position of $807 million driven by good operational cashflow

•	New major contract awards:

•	$260 million four-year contract for Petrobras for use of the Polar Queen

•	$110 million contract offshore Angola for Total and BP

•	SapuraAcergy Joint Venture awarded $170 million contract offshore Australia by Apache, post quarter end

•	Number of smaller awards worldwide

Current Market Conditions

•	Underlying market fundamentals remain unchanged - at present, challenging business conditions prevail in SURF market

•	Short-term caution - medium-term fundamentals remain strong

•	Macro economic concerns have resulted in clients delaying the award of large SURF projects

•	SURF market:

•	Short-term: poor visibility – sporadic order flow - project awards delayed by clients

•	More aggressive competition and increased pricing pressures expected to impact negatively 2010 margins

•	Conventional / hook-up market in West Africa:

•	Improved visibility following recent awards

•	Further market awards in West Africa expected in near-term

•	Backlog for continuing operations of $2.6 billion:

•	$600 million for execution in remainder of 2009

•	$1.4 billion for execution in 2010

Company Expectations

Fiscal year 2009:

•	Revenue from continuing operations for fiscal year 2009 expected to be in line with previous guidance

•

Subject to the successful outcome of a number of commercial negotiations in the final quarter of fiscal year 2009, we expect to achieve an Adjusted EBITDA margin from continuing operations, above previous guidance, although below the outturn for fiscal year 2008

Fiscal year 2010:

•	We expect that fiscal year 2010 will see lower revenue and particularly, lower margins due to keener competition for recent and new tenders and the resultant pricing pressures

Medium-term fundamentals remain strong

•	Continue to focus on delivering outstanding execution for our clients

•	Remain vigilant – managing cost base and risk profile, without compromising long-term strategy and expertise

•	Re-orientating resources towards key markets

•	Despite present challenging conditions in the SURF market – our long-term view remains unchanged

•	Medium-term fundamentals remain strong

•	Clear and focused strategy

•	Well positioned to manage through the uncertainties of the present market cycle and to capitalize on asset opportunities should they emerge and to capture the expected medium-term upside

Financial Highlights

	Three-Months Ended		Nine-Months Ended
In $ millions, except share and per share data	August 31, 2009 Unaudited	August 31, 2008 Unaudited	August 31, 2009 Unaudited	August 31, 2008 Unaudited
Continuing operations:
Revenue	558.3	639.2	1,586.9	1,954.5
Net operating income	76.9	134.5	229.2	358.1
Taxation	(30.8)	(42.8)	(62.4)	(116.8)
Income – continuing operations	64.7	101.2	179.8	239.8
Net income / (loss) – discontinued operations	2.0	11.7	4.8	(24.0)
Net income	66.7	112.9	184.6	215.8

Earnings / (loss) per share – Diluted
Continuing operations	0.29	0.52	0.89	1.25
Discontinued operations	0.01	0.06	0.03	(0.11)
Net Earnings	0.30	0.58	0.92	1.14
Weighted average number of Common Shares and Common Share equivalents outstanding - Diluted	183.9m	205.9m	183.7m	208.6m

Cashflow Highlights

In $ millions	Three-Months Ended		Nine-Months Ended
	August 31, 2009		August 31, 2009
Net income – total operations	66.7		184.6
Depreciation and amortisation	33.1		95.8
Other non cash items from operations	(11.4)		(9.5)
Changes in working capital	86.2		114.0

Net cash from operating activities		174.6		384.9

Capital expenditure	(34.1)		(136.9)
Proceeds from sale of assets (net of costs of sale)	0.6		73.5
Advances to associates & JVs	—		(5.1)
Dividend from associates & JVs	4.2		7.4

Net cash from investing activities		(29.3)		(61.1)

New borrowings	1.2		1.3
Exercise of share options	0.7		0.9
Interest paid on convertible note	—		(5.6)
Dividends paid to shareholders	(40.2)		(40.2)
Dividends paid to minority interests	—		(4.9)

Net cash from financing activities		(38.3)		(48.5)

Effect of exchange rate changes on cash		12.2		26.8

Change in cash and cash equivalents		119.2		302.1

Balance Sheet Highlights

	August 31,	November 30,	August 31,
	2009	2008	2008
In $ millions as at	Unaudited	Audited (1)	Unaudited
Property, plant and equipment	845.4	907.6	918.2
Interest in associates and joint ventures	175.1	140.2	152.1
Trade and other receivables (2)	304.7	354.5	500.7
Assets held for sale	243.6	75.5	1.1
Other accrued income and prepaid expenses	219.2	233.5	339.7
Cash and cash equivalents (3)	807.0	573.0	438.6
Other assets	126.2	186.8	182.7

Total assets	2,721.2	2,471.1	2,533.1

Total equity	1,002.6	801.4	836.0

Non-current portion of borrowings	411.2	409.2	404.9
Trade and other payables	545.6	651.6	650.1
Deferred revenue	319.9	305.6	327.3
Current tax liabilities	114.2	69.1	111.7
Liabilities directly associated with assets held for sale	173.4	—	—
Other liabilities	154.3	234.2	203.1

Total liabilities	1,718.6	1,669.7	1,697.1

Total equity and liabilities	2,721.2	2,471.1	2,533.1

(1)	These figures have been extracted from the Audited Consolidated Financial Statements for 2008.
(2)

As at August 31, 2009 a total of $nil million of claims not formally agreed with clients has been included in trade and other receivables. This compares to $nil million and $11.2 million of claims included in trade and other receivables as at November 30, 2008 and August 31, 2008 respectively.

(3)	As at August 31, 2009 cash balances of $807.0 million exclude $68.1 million relating to Sonamet which as at this date is classified as an asset held for sale.

Appendices

Major Project Progression

Backlog Analysis – continuing operations

In $ millions as at:	Aug.31.09	May.31.09	Aug.31.08
Backlog (1)	2,628	2,415	3,038
Pre-Backlog (2)	42	99	176

(1)	Backlog excludes amounts related to discontinued operations as of Aug.31.09: $72 million, May.31.09: $77 million, Aug.31.08: $243 million
(2)	Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Segmental Analysis – continuing operations

For the three months ended August.31.2009 In $ millions	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM	Acergy Corporate	Total – Continuing operations
Revenue	216.6	43.2	243.7	13.3	39.3	2.2	558.3
Net operating income / (loss)	34.1	(0.1)	27.2	4.1	6.5	5.1	76.9
Investment income							1.4
Other gains							25.1
Finance costs							(7.9)

Net income before taxation from continuing operations							95.5

For the three months ended August.31.2008 In $ millions	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM	Acergy Corporate	Total – Continuing operations
Revenue	278.7	48.5	233.4	1.1	77.3	0.2	639.2
Net operating income /(loss)	88.3	6.8	20.7	0.3	(3.5)	21.9	134.5
Investment income							5.0
Other gains							14.4
Finance costs							(9.9)

Net income before taxation from continuing operations							144.0

Regional Performance – continuing operations

•	As expected, lower activity levels during the quarter compared to Q3 2008 reflecting ongoing challenging market environment

•	Good operational progress on Ormen Lange, Dong Nini, Gjoa, Morvin and Deep Panuke

•	Marathon Volund Project successfully completed offshore operations and commercial settlement negotiations continue

Regional Performance – continuing operations

•	Good operational progress on projects, including Bluewater Al Sheehan, BHP Pyrenees and Pluto - which remained in early stages

•

One-off costs associated with the dry-docking of the Toisa Proteus for hull cleaning partly offset by good project performance the Pluto Project and completion of Bluewater Al Sheehan and Van Gogh Projects

•	SapuraAcergy JV delivered a positive contribution in the quarter

Regional Performance – continuing operations

•	Good progress on a number of projects, including EPC4A, Block 15, PazFlor and Angola LNG, together with a good contribution from Sonamet

•	A number of major projects in this segment remain in early stages

•	No major projects completed during the quarter

•	Awarded Block 17 $110m Angolan Conventional contract

Regional Performance – continuing operations

•	Good contribution from Perdido Project in ultra deep Gulf of Mexico

•	Offshore operations on cross-regional Frade SURF project and Perdido completed in the quarter

Regional Performance – continuing operations

•	Anticipated lower activity levels partly offset by good revenue contribution from Frade Project, which completed offshore operations

•	Three ships on long-term service arrangements achieved full utilisation

•	Awarded four-year $260 million contract for the Polar Queen by Petrobras

Regional Performance – discontinued operations

•	Positive contribution from the Mexilhao Trunkline Project

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No. 333-124997) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release and earnings presentation shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release and earnings presentation furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the awarded contracts, our anticipated performance for fiscal year 2009, the underlying market fundamentals, the anticipated conditions of the SURF market in 2010, our expectation of the approval of additional projects in West Africa, our ability to manage our business through this market cycle, the expected reduction of our shareholdings in two Angolan joint ventures and the expected timing and impact thereof, our underlying effective tax rate for fiscal year 2009, expectations regarding our backlog and pre-backlog, the expected timing of publishing our pre-close trading update and statements contained in the “Trading Outlook” section, including the expected awards in and our continued focus on the conventional market in West Africa, the expected activity levels, market conditions and their impact on our margin in 2010, the strength of the medium-term market fundamentals, our ability to capitalize on asset opportunities, our ability to exploit new growth areas, and statements as to management’s confidence of our ability to meet our clients’ strategic needs and to capture opportunities when the markets return to growth. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.

Date: October 15, 2009	By:	/S/ JEAN CAHUZAC
	Name:	Jean Cahuzac
	Title:	Chief Executive Officer

Exhibit Index

99.1	Press Release dated October 14, 2009 Announcing Third Quarter Results

99.2	Earnings Presentation for Third Quarter Ended August 31, 2009